Exhibit 99.1

One of the World’s Largest Loitering Munitions Providers Selects Mobilicom’s UAV Ground Control Station - Market Set to Reach $26 Billion

Shoham, Israel, June 18, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced that one of the largest loitering munitions providers in the world with approximately $4 billion in annual revenue, has placed a follow-on order for Mobilicom’s 10” Ground Control Station (GCS), a tactical mobile handheld controller for small-sized drones.

The global uncrewed autonomous vehicles (UAV) GCS market is projected to grow at a CAGR of approximately 23% to $26.56 billion by 2030. Mobilicom’s GCSs are currently being integrated into drone systems of some of the world’s largest and most innovative drone manufacturers.

This Tier-1 customer is a prime vendor for Lockheed Martin in the U.S. and a major vendor of defense systems including loitering munitions that are sold to over 40 countries including the European Union and NATO member countries. Mobilicom’s solutions, including the GCS, are designed to support multiple drones (Swarm & Fleet) operations with a variety of payloads and offer various controlling and viewing options. Mobilicom’s SkyHopper PRO Micro datalink, is also embedded in this customer’s loitering platform.

Mobilicom secured the cross-sale of the GCS over competing products due to the high-performance of its fully tested and verified ground unit in combination with the embedded SkyHopper PRO Micro. The all-in-one solution delivers field-proven ground-to-drone communications, saving the customer time and money, with a single-point vendor for manufacturing, sales and support. Other advantages offered by Mobilicom’s products include military-grade performance and National Defense Authorization Act (NDAA) compliance.

“The $240,000 follow-on order demonstrates our model for growth and momentum in the UAV industry. Loitering munitions, also known as kamikaze drones, have a high replacement rate as they are designed for single-use missions. We expect further orders as the demand for drones in Europe, U.S. and globally continues to grow,” stated Mobilicom CEO and Co-founder Oren Elkayam. “We are pleased to have a long-term supplier relationship with this leading defense company, as they are addressing the needs of many countries growing defense budgets following the Ukraine-Russia war.”

About TOUCH G

The Touch Controller-G 10” is an “All-in-one” ruggedized Tactical Mobile Controller / GCS (Ground Control Station) designed to support multiple drones (Swarm & Fleet) operation with a variety of payloads. It offers various controlling and viewing options to support mission critical operations, serving business enterprise and governmental sectors unmanned applications. The Touch Controller-G 10” is designed to the highest standards and proved to serve in challenging and complex needs in point-to-multipoint and mesh operations for critical missions due to the real-time HD video and broadband data content transmission capabilities as well as daylight-readable viewing by multiple users simultaneously.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its model for growth and momentum in the UAV industry and its expectation to receive further orders as the demand for drones in Europe, U.S. and globally continues to grow. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com